UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           RURAL CELLULAR CORPORATION
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    781904107
                                    ---------
                                 (CUSIP Number)

                                  July 30, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  781904107                                          Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,038,040
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,038,040
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,038,040

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.8%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                  SCHEDULE 13G

CUSIP No.  781904107                                          Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          629,777
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         629,777
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    629,777

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ X ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.3%

12       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13G

CUSIP No.  781904107                                          Page 4 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL INTERNATIONAL, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          629,777
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         629,777
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    629,777

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ X ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.3%

12       Type of Reporting Person (See Instructions)

                                    CO

                                                              Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  Rural Cellular Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  P.O. Box 2000, 3905 Dakota Street SW, Alexandria, MN 56308

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i. Mr. Eric Semler ("Mr. Semler");

               ii. TCS  Capital   Management,  LLC  ("TCS Capital  Management");
                   and

              iii. TCS    Capital    International,    Ltd.     ("TCS    Capital
                   International").

                  This Statement  relates to Shares (as defined herein) held for
the  accounts  of  various   Delaware   limited   partnerships   (the  "Domestic
Partnerships") and TCS Capital International.

                  TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of the Domestic Partnerships. In such capacity, the General Partner has investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of each of the Domestic Partnerships.

                  TCS Capital Management is the investment manager of TCS Capital International. In such capacity, TCS Capital Management has investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of TCS Capital International.

                  Mr. Semler is the managing member of the General Partner and of TCS Capital Management. In such capacities, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the Domestic Partnerships and TCS Capital International.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                i. Mr. Semler is a citizen of the United States;

               ii. TCS  Capital  Management  is  a  Delaware  limited  liability company; and

              iii. TCS Capital International is a Cayman Islands corporation.

Item 2(d)         Title of Class of Securities:

                                                              Page 6 of 10 Pages

                  Class A Common Stock, par value $.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  781904107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 2, 2004, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

                  (i) Mr. Semler may be deemed to be the beneficial owner of 1,038,040 Shares. This number consists of (A) 629,777 Shares held for the account of TCS Capital International, and (B) 408,263 Shares held for the accounts of the Domestic Partnerships.

                  (ii)  Each  of  TCS   Capital   Management   and  TCS  Capital
International may be deemed to be the beneficial owner of the 629,777 Shares held for the account of TCS Capital International.

Item 4(b)         Percent of Class:

                  According to the Issuer's most recent Quarterly Report on Form 10-Q, the number of Shares outstanding as of August 2, 2004 was 11,830,744. The 1,038,040 Shares of which Mr. Semler may be deemed to be the beneficial owner constitutes approximately 8.8% of the total number of Shares outstanding. The 629,777 Shares of which each of TCS Capital Management and TCS Capital International may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

    Mr. Semler
    ----------
    (i)       Sole power to vote or direct the vote:                  1,038,040
    (ii)      Shared power to vote or to direct the vote                      0
    (iii)     Sole power to dispose or to direct the disposition of   1,038,040
    (iv)      Shared power to dispose or to direct the disposition of         0

                                                              Page 7 of 10 Pages

    TCS Capital Management
    ----------------------
    (i)       Sole power to vote or direct the vote:                    629,777
    (ii)      Shared power to vote or to direct the vote                      0
    (iii)     Sole power to dispose or to direct the disposition of     629,777
    (iv)      Shared power to dispose or to direct the disposition of         0

    TCS Capital International
    -------------------------
    (i)       Sole power to vote or direct the vote:                    629,777
    (ii)      Shared power to vote or to direct the vote                      0
    (iii)     Sole power to dispose or to direct the disposition of     629,777
    (iv)      Shared power to dispose or to direct the disposition of         0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The shareholders of TCS Capital International have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital International in accordance with their ownership interests in TCS Capital International.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     September 2, 2004             ERIC SEMLER



                                             /s/  Eric Semler
                                             -----------------------------------



Date:     September 2, 2004             TCS CAPITAL MANAGEMENT, LLC



                                        By:  /s/ Eric Semler
                                             -----------------------------------
                                             Name:  Eric Semler
                                             Title:  Managing Member


Date:     September 2, 2004             TCS CAPITAL INTERNATIONAL, LTD.



                                        By:  /s/ Eric Semler
                                             -----------------------------------
                                             Name:  Eric Semler
                                             Title:  Investment Manager

                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------
A.       Joint  Filing  Agreement,  dated as of  September  2,
         2004,  by and  among Mr.  Eric  Semler,  TCS  Capital
         Management, LLC and TCS Capital International, Ltd.                  10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Amendment No. 1 on Schedule 13G with respect to the Class A Common Stock of Rural Cellular Corporation, dated as of September 2, 2004, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     September 2, 2004             ERIC SEMLER



                                             /s/  Eric Semler
                                             -----------------------------------



Date:     September 2, 2004             TCS CAPITAL MANAGEMENT, LLC



                                        By:  /s/ Eric Semler
                                             -----------------------------------
                                             Name:  Eric Semler
                                             Title:  Managing Member


Date:     September 2, 2004             TCS CAPITAL INTERNATIONAL, LTD.



                                        By:  /s/ Eric Semler
                                             -----------------------------------
                                             Name:  Eric Semler
                                             Title:  Investment Manager